# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hippo Holdings Inc., CIK 0001828105
CUSIP: 433539103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 FOREST AVENUE, 150 FOREST AVENUE, PALO ALTO, California (CA), 94301
Date of event which requires filing of this statement: 01/17/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-012672
Filed by CIK 0001026505

## Reporting persons
- AKIN THOMAS B: citizenship or place of organization: United States (X1); sole voting power 959,080; shared voting power 0; sole dispositive power 959,080; shared dispositive power 0; aggregate amount beneficially owned 959,080 (3.8% of the class)
- Talkot Fund LP: citizenship or place of organization: United States (X1); sole voting power 665,402; shared voting power 0; sole dispositive power 665,402; shared dispositive power 0; aggregate amount beneficially owned 665,402 (2.6% of the class)
- Talkot Partners V LP: citizenship or place of organization: United States (X1); sole voting power 7,412; shared voting power 0; sole dispositive power 7,412; shared dispositive power 0; aggregate amount beneficially owned 7,412 (0% of the class)
- Akin Family Foundation: citizenship or place of organization: United States (X1); sole voting power 87,500; shared voting power 0; sole dispositive power 87,500; shared dispositive power 0; aggregate amount beneficially owned 87,500 (0.4% of the class)
- Blair Spencer Akin: citizenship or place of organization: United States (X1); sole voting power 119,500; shared voting power 0; sole dispositive power 119,500; shared dispositive power 0; aggregate amount beneficially owned 119,500 (0.5% of the class)
- Karen Hochster: citizenship or place of organization: United States (X1); sole voting power 30,301; shared voting power 0; sole dispositive power 30,301; shared dispositive power 0; aggregate amount beneficially owned 30,301 (0.1% of the class)
- Kyle Akin: citizenship or place of organization: United States (X1); sole voting power 40,000; shared voting power 0; sole dispositive power 40,000; shared dispositive power 0; aggregate amount beneficially owned 40,000 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Hippo Holdings Inc.
Address of issuer's principal executive offices: 150 FOREST AVENUE, 150 FOREST AVENUE, PALO ALTO, CALIFORNIA, 94301.

## Item 2. Person Filing
Name of person filing:
Thomas B. Akin
Talkot Fund LP
Talkot Partners V LP
Akin Family Foundation
Blair Spencer Akin
Karen Hochster
Kyle Akin
Address of principal business office or, if none, residence: 30 Liberty Ship Way Suite 3110 Sausalito, CA 94965
Citizenship: CA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Thomas B. Akin, Talkot Fund LP, Talkot Partners V LP, Akin Family Foundation, Blair Spencer Akin, Karen Hochster, and Kyle Akin beneficially own 1,909,195 shares of Common Stock. Of such 1,909,195 shares of Common Stock, Thomas B. Akin directly beneficially owns 959,080 shares of Common Stock, Talkot Fund LP directly beneficially owns 665,402 shares of Common Stock, Talkot Partners V LP directly beneficially owns 7,412 shares of Common Stock, Akin Family Foundation directly beneficially owns 87,500 shares of Common Stock, Blair Spencer Akin directly beneficially owns 119,500 shares of Common Stock, Karen Hochster directly beneficially owns 30,301 shares of Common Stock, and Kyle Akin directly beneficially owns 40,00 shares of Common Stock
Percent of class:
7.22%

The percentage is based on 25,232,297 shares of Common Stock issued and outstanding as of November 4, 2024, as reported in form 10Q filed with the Securities and Exchange Commission (the "Commission") on November 8, 2024
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,909,195
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,909,195

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AKIN THOMAS B: Thomas B Akin, Thomas B Akin, Managing Partner (02/04/2025)
- Talkot Fund LP: Thomas B Akin, Thomas B Akin, Managing Partner (02/04/2025)
- Talkot Partners V LP: Thomas B Akin, Thomas B Akin, Managing Partner (02/04/2025)
- Akin Family Foundation: Thomas B Akin, Thomas B Akin, Managing Partner (02/04/2025)
- Blair Spencer Akin: Blair Spencer Akin, Blair Spencer Akin (02/04/2025)
- Karen Hochster: Karen Hochster, Karen Hochster (02/04/2025)
- Kyle Akin: Kyle Akin, Kyle Akin (02/04/2025)